Corporate

Records Book

of

NEUROTEZ INC.

NEUROTEZ INC.

Corporate Summary

as of   09/21/2011

1. **STATE OF INCORPORATION**   DELAWARE

2. **DATE OF INCORPORATION**   10/07/2005

3. **ADDRESS OF PRINCIPAL EXECUTIVE OFFICES**
   991 HIGHWAY 22, SUITE 200A
   BRIDGEWATER, NJ 08807

4. **NAME(S) OF INCUMBENT DIRECTOR(S)**
   NIKOLAOS TEZAPSIDIS
   ARTHUR KLAUSNER
   EUGENE OLIVA
   GEORGE PERRY
   JAMES HARRIS

5. **NAME(S) OF INCUMBENT OFFICER(S)**

President:	NIKOLAOS TEZAPSIDIS
Vice-President:	JANE JOHNSTON
Vice-President:	
Secretary:	ARTHUR KLAUSNER
Assistant Secretary:	
Treasurer:	EUGENE OLIVA

6. **NAME OF BANK**   WELLS FARGO

7. **NAME(S) OF AUTHORIZED CHECK SIGNER(S)**
   NIKOLAOS TEZAPSIDIS
   JANE JOHNSTON
   EUGENE OLIVA

(see next page)

Articles of

Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:22 AM 10/07/2005
FILED 09:51 AM 10/07/2005
SRV 050822058 - 4041817 FILE

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: NEUROTEZ INC.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is CORPORATE AGENTS, INC.

THIRD: The purpose or purposes of the corporation shall be:

> To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock, which this corporation is authorized to issue, is Three-thousand (3,000) shares of common stock with $.01 par value.

FIFTH: The name and address of the incorporator is as follows:

> The Company Corporation
> 2711 Centerville Road
> Suite 400
> Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 7th day of October , 2005 A.D.

The Company Corporation, Incorporator

By: _____
Name: Brandon Laramore
Assistant Secretary

DE BC D-:CERTIFICATE OF INCORPORATION - SHORT SPECIMEN 09/00-1 (DESHORT)

City of Wilmington
County of New Castle
Dated: October 7, 2005

ORGANIZATION ACTION IN WRITING OF INCORPORATOR

OF

NEUROTEZ INC.

The following action is taken this day through this instrument by the incorporator of the above corporation:

      1. The election of the following person[s] to serve as the director[s] of the corporation until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal:

NIKOLAOS TEZAPSIDIS

The Company Corporation, Incorporator

By: _____

Name: Brandon Laramore
Assistant Secretary



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Entity Details

THIS IS NOT A STATEMENT OF GOOD STANDING

File Number:	4041817	Incorporation Date / Formation Date:	10/14/2005 (mm/dd/yyyy)
Entity Name:	NEUROTEZ INC.		
Entity Kind:	CORPORATION	Entity Type:	GENERAL
Residency:	DOMESTIC	State:	DE

REGISTERED AGENT INFORMATION

Name:	CORPORATE AGENTS, INC.		
Address:	2711 CENTERVILLE ROAD SUITE 400		
City:	WILMINGTON	County:	NEW CASTLE
State:	DE	Postal Code:	19808
Phone:	(302)636-5440		

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Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT "NEUROTEZ INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE NOT HAVING BEEN CANCELLED OR DISSOLVED SO FAR AS THE RECORDS OF THIS OFFICE SHOW AND IS DULY AUTHORIZED TO TRANSACT BUSINESS.

THE FOLLOWING DOCUMENTS HAVE BEEN FILED:

CERTIFICATE OF INCORPORATION, FILED THE SEVENTH DAY OF OCTOBER, A.D. 2005, AT 9:51 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE FOURTEENTH DAY OF OCTOBER, A.D. 2005.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "NEUROTEZ INC.".

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4041817 8310

080677504

AUTHENTICATION: 6658383

DATE: 06-13-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

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The Company Corporation

Order status for:

Order Number:	639923
Ordered by:	NIKOLAOS TEZAPSIDIS
Ordered on:	10/07/05
Email Address:	NTEZAPSIDIS@NEUROTEZ.COM

Status updated on:	10/11/05
Entity:	NEUROTEZ INC.
State:	DE
Status:	Filed and Approved
File with State on:	10/07/05
File number:	4041817
Sent to client on:	10/11/05
Comments:	